Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Avadi Engines Inc.
212 N. Naches Ave
Yakima, WA 98901
www.avadiengines.com

Up to $1,069,998.00 in Common Stock at $3.00
Minimum Target Amount: $9,999.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Avadi Engines Inc.
Address: 212 N. Naches Ave, Yakima, WA 98901
State of Incorporation: DE
Date Incorporated: September 24, 2014

Terms:

Equity

Offering Minimum: $9,999.00 | 3,333 shares of Common Stock
Offering Maximum: $1,069,998.00 | 356,666 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $3.00
Minimum Investment Amount (per investor): $300.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Investment Incentives and Bonuses*</u>

<u>Time-Based:</u>

Friends and Family Early Birds:

Invest within the first 48 hours and receive 20% bonus shares

Super Early Bird Bonus:

Invest within the first week and receive 15% bonus shares

Early Bird Bonus:

Invest within the first two weeks and receive 10% bonus shares

<u>Amount-Based:</u>

$500+ | Base Level

Invest $500+ and receive 3% bonus shares and an Avadi Engines baseball cap

$1,000+ | Premium Level

Invest $1,000+ and receive 5% bonus shares and two Avadi Engines baseball caps

$2,500+ | Bronze Level

Invest $2,500+ and receive 8% bonus shares, a framed test-confirmed engine part autographed by Avadi's inventor Michel Arseneau and four Avadi Engines baseball caps

$5,000+ | Silver Level (Avadi Founder's Club Level)**

Invest $5,000+ and receive 10% bonus shares, a framed confirmed-test engine part autographed by Avadi's inventor Michel Arseneau, one Avadi Engines "Founders Club" North Face jacket and four Avadi Engines baseball caps

$10,000+ | Gold Level (Avadi Founder's Club Level)**

Invest $10,000+ and receive 15% bonus shares, a framed confirmed-test engine part autographed by Avadi's inventor Michel Arseneau, one Avadi Engines "Founders Club" North Face jacket and six Avadi Engines baseball caps

$25,000+ | Platinum Level (Avadi Founder's Club Level)**

Invest $25,000+ and receive 20% bonus shares, a framed confirmed-test engine part autographed by Avadi's inventor Michel Arseneau, two Avadi Engines "Founders Club" North Face jackets and ten Avadi Engines baseball caps

**All perks occur when the offering is completed.*

*** Avadi Founder's Club (AFC) Level Investors have access to exclusive annual investor conference calls, engine test-run video and/or engine test-run video conference calls, and special AFC logo merchandise.*

<u>The 10% StartEngine Owners' Bonus</u>

Avadi Engines will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.00/ share, you will receive and own 110 shares of Common Stock for $300. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share. This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus

The Company and its Business

Company Overview

Avadi Engines Inc. ("Avadi Engines" or the "Company") is a C-Corporation organized under the laws of the state of Delaware and headquartered in the state of Washington. Avadi Engines develops, manufactures, and sells advanced internal combustion engines for light sport aviation, UAVs, off-road vehicles, portable power generation, EV range extenders, and the global internal combustion engine markets.

The patented Avadi engine results in significantly greater power output using fewer parts, less raw material, and much lower weight, while simultaneously reducing fuel consumption. The Company has built several prototypes and has showcased its flagship engine, the Avadi MA-250, at CES 2022 and is in active negotiations with partners and clients.

The Company previously operated as Quebec Engine Technologies LLC which was formed in 2014 and converted into a C-Corp Avadi Engines, Inc in December 2021.

Avadi Engines Inc. is currently in the pre-revenue, prototype stage of development. All intellectual property—both granted and pending—is owned and held by the Company.

Competitors and Industry

Industry

The internal combustion engine market is expected to grow from $55.1 billion in 2020 to $73.8 billion by 2028.* However, any discussion of the internal combustion engine industry needs to address the future of electrification as well.
*Source: https://www.globenewswire.com (https://www.globenewswire.com/fr/news-release/2021/07/12/2260941/28124/en/Insights-on-the-55-Billion-Internal-Combustion-Engine-Global-Market-to-2028-by-Fuel-Type-Power-Output-End-user-Cylinders-and-Geography.html)

The internal combustion engine market is expected to grow from $55.1 billion in 2020 to $73.8 billion by 2028. However, any discussion of the internal combustion engine industry needs to address the future of electrification as well.

There are critical obstacles that have not yet been addressed yet with global electrification. Namely, the battery is not a source of power generation, only storage. It is currently also very heavy storage, and unfit for many applications. There undoubtedly will be advances to battery technology over time, and our engines design is ideal for hybrid power solutions.

One only needs to look to key industry players to gain perspective on the future of mobility energy. In April of 2022, Toyota announced an investment of nearly $400 million in production technology and facilities in the U.S. to manufacture four-cylinder internal combustion engines. One can only assume Toyota maintains a realistic view of the future for ICE technology for many years to come. We are still decades away from our infrastructure being capable of relying exclusively on electric motors. Despite the worldwide push towards total electrification, many major automotive companies are currently investing in internal combustion engine (ICE) technology, the primary engine type found in most vehicles today.

Competitors

Our engine is unique and therefore it's competitors are few at this current stage. However there are two companies who are conducting research and development on unique designs for internal combustion engines: Achates Power and Liquid Piston.

Liquid Piston has taken principles from the Mazda Rotary (Wankel) engine, found in the RX series automobile. ***Achates Power*** has worked on development of the opposed piston design, which achieved some success in the 1930's and 1940's, but was left behind in the jet age. Both of these very reputable and impressive companies have worked on refining ideas which had been attempted in the past. Our engine architecture has not been attempted before as far as we are aware.

This is not intended as proof that our design is superior, however it is worth noting that both of these companies have received 10s of millions of dollars in investment over the last 20 years. Our company has had only a fraction of the investment and is at similar stage of development.

Our product and our competitors' products will address different needs within the vast ICE market as well, and therefore even if competitors are successful in commercializing their respective technologies, we do not feel this would negatively impact our business outlook.

Current Stage and Roadmap

Current Stage

The Company has developed 4 operational prototypes of its flagship engine, the MA-250, engines and has showcased them at CES 2022 earlier this year. Four fully issued patents on the flagship Avadi engine protect its IP, valid in the United States, Canada, Singapore, and Taiwan. The Company has self-funded its growth with $750,000 of investment to date and is led by team made of world class talent.

The MA-250 has been in development for over a decade and has been installed into a UTV as a successful demonstration of its feasibility. A dyno-testing facility and machine shop has been set up and staffed in Washington state.

Future Roadmap

We believe, the current raise will fund additional talent to fine-tune the engine design, continue building partnerships, and expand in-house production capabilities. The Company sees multiple applications in portable power generation, light-sport aviation, agricultural and construction machinery, and many other industries. The company anticipates future rounds of fundraising to fuel its growth and eventual exit.

Future plans for the Company involve different engine types and ability to take on different types of fuel such as diesel.

The Team

Officers and Directors

Name: Landon Wilkinson

Landon Wilkinson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO & Secretary
  Dates of Service: February 01, 2021 - Present
  Responsibilities: As CEO, Landon is responsible for the development of general Business policies and business strategies for the Company, and as Secretary, Landon is responsible for managing the retention of records of the proceedings of the Directors and the shareholders, to attest all records of stock ownership, and to keep stock records. Landon has a 22.5% equity stake in Avadi Engines. He purchased those shares from Quebec Engines Technology Member, LLC at the book value as of 2/1/21. Landon has been working uncompensated. The intention is to utilize funds from the offering (in part) to budget a salary (amount TBD) for Landon.

- **Position:** Board Member
  Dates of Service: February 01, 2021 - Present
  Responsibilities: Member of the Board; Improving the organization's strategic focus and effectiveness.

Other business experience in the past three years:

- **Employer:** Wilkinson Properties LLC
  Title: CEO & President
  Dates of Service: January 01, 2016 - Present
  Responsibilities: Developing a real estate investment and management portfolio.

Other business experience in the past three years:

- **Employer:** United Painting LLC
  Title: President & CEO
  Dates of Service: January 01, 2012 - Present
  Responsibilities: Directing the efforts of the company towards the most profitable projects available on a local level.

Name: Dale Renner

Dale Renner's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** VP of Program Development
  Dates of Service: January 01, 2018 - Present
  Responsibilities: Developing the intended market for our specific technology, which involves the development of the engine to suit the needs of potential strategic partners.

Other business experience in the past three years:

- **Employer:** Northwest Standard LLC
  Title: President and Founder
  Dates of Service: January 01, 2014 - Present
  Responsibilities: General administrative oversight of company.

Name: Lonnie Gienger

Lonnie Gienger's current primary role is with Wilkinson Corporation. Lonnie Gienger currently services >1 Hr Per Week hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: September 14, 2014 - Present
  Responsibilities: General advisory position, providing support in key growth management experience. No direct compensation from Avadi Engines Inc. is provided.

Other business experience in the past three years:

- **Employer:** Wilkinson Corporation
  Title: CEO
  Dates of Service: May 20, 2005 - Present
  Responsibilities: Lonnie searches for and develops new business opportunities with the Wilkinson Family of Companies' 360 Impact focus, increasing the positive impact on people and the planet. Lonnie also presents on building strong, multigenerational family legacy. Previously, he served as WC's president and oversaw the company's expansion into the senior living market. Prior to joining WC, he was cofounder/chair and president of two strategic management and executive coaching firms for leaders around the country. Lonnie's passion is developing effective leaders who build organizations that have a lasting, multigenerational impact on society. His journey of learning to maximize impact

in both the for-profit and nonprofit sectors led him to author the transformational book, Beyond Business, How Your Company Can Build a Better World.

Other business experience in the past three years:

- **Employer:** Fulcrum Foundation
  Title: Chairman
  Dates of Service: September 01, 2018 - Present
  Responsibilities: Chairman duties presiding over meetings

Other business experience in the past three years:

- **Employer:** Beyond Business
  Title: Book Author
  Dates of Service: November 01, 2018 - Present
  Responsibilities: Book Author at Beyond Business

Name: Taylor Hall

Taylor Hall's current primary role is with Wilkinson Corporation. Taylor Hall currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer
  Dates of Service: December 01, 2020 - Present
  Responsibilities: Taylor is responsible for the development of financial policies and strategies and for the supervision of all financial matters for the Company. Taylor receives no compensation from Avadi Engines. If fundraising efforts are successful, there will be an adjustment and allowance for increases in accounting and financial administration needs.

Other business experience in the past three years:

- **Employer:** Wilkinson Corporation
  Title: Chief Financial Officer
  Dates of Service: December 01, 2020 - Present
  Responsibilities: Taylor provides a unique mix of skills, experience, and knowledge, having worked in multiple industries. Prior to joining WC, Taylor served as CFO of Heritage University in Toppenish, WA. During his tenure there, he achieved annualized expense reductions of $5.3 million and improved NOI by over $3.3 million, while implementing processes that improved accuracy and timing of departmental budgets and financial statements. Before Heritage University, he held the roles of senior administrator and director of finance and

accounting at Regency Pacific Management, LLC in Bellevue, WA, where he successfully reduced expenses, improved revenue and overall profitability, and implemented software and process improvement solutions to improve accounting workflow and efficiencies. Taylor holds an MBA from Washburn University (Topeka, KS) and a Bachelor of Science degree in management information systems from Brigham Young University. He is also fluent in Spanish.

Other business experience in the past three years:

- **Employer:** Heritage University
  Title: Chief Financial Officer
  Dates of Service: January 01, 2018 - June 01, 2020
  Responsibilities: Responsible for overall financial performance of the University. Direct the operations and business of the University, including the Cafeteria, Childcare Center, Plant and Facilities, Financial Aid, and the Accounting Department. Develop and maintain budgets, provide strategic financial direction and plans, ensure accuracy and timeliness of financial statements, maintain reporting and relationships with funding sources, and oversee audit processes. Review all legal documents and lead all major construction projects. Report results to the Board of Directors.

Name: Russ Wilkinson

Russ Wilkinson's current primary role is with Wilkinson Corporation . Russ Wilkinson currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: September 30, 2014 - Present
  Responsibilities: Russ Wilkinson provides business growth guidance and support in his capacity as a board member, and original equity investor. There is no direct cash compensation for this position.

Other business experience in the past three years:

- **Employer:** Wilkinson Corporation
  Title: Chairman of the Board
  Dates of Service: January 01, 1991 - Present
  Responsibilities: Russ has been involved in the construction, rehabilitation, and ownership of rental investment properties for more than 30 years, launching his entrepreneurial career at 17 as a painting contractor to help pay for college. He founded Wilkinson Corporation in 1991.

Name: Michel Arseneau

Michel Arseneau's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Technology Officer
  Dates of Service: September 01, 2014 - Present
  Responsibilities: Michel is responsible for the design and overall development of our revolutionary internal combustion engine. He is the original inventor and is responsible for continual improvements and optimization work, in conjunction with the rest of the engineering team. Michel obtained his original LLC units when the company in exchange for his transfer of his intellectual property rights in the engine to the company. Upon conversion to a corporation, those LLC units became Preferred Shares (2,306,250 Preferred Stock).

- **Position:** Board Member
  Dates of Service: September 01, 2014 - Present
  Responsibilities: General advisory position, providing support in key growth management experience.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common equity share purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $5,000,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership

percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service
It is possible that there may never be able to successfully market our engine, or that the engine may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be a fully-operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our internal combustion engine. Delays or cost overruns in the development of our MA-250 flagship engine, and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The equity that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the

right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Avadi Engines Inc. was incorporated on 01/01/2022, formerly doing business as Quebec Engine Technologies LLC, which was formed on September 30th, 2014. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Avadi Engines has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it’s because you think that new engine design proposed is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns patents, trademarks, copyrights, Internet domain names, and trade secrets. We

believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other

highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the EPA (Environment Protection Agency), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.
Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Michel Arseneau	2,306,250	Preferred Stock	20.5%
Landon Wilkinson	2,531,250	Preferred Stock	22.5%
Quebec Engine Technologies Member LLC	6,412,500	Preferred Stock	57.0%

The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 356,666 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Common Stock.

Material Rights

There are no material rights associated with Common Stock.

Preferred Stock

The amount of security authorized is 12,500,000 with a total of 11,250,000 outstanding.

Voting Rights

1 vote per share.

Material Rights

Payments Upon Liquidation, Merger or Similar Events. Upon any voluntary or involuntary liquidation, dissolution, or winding up or upon any merger, consolidation, or major asset sale, stockholders Preferred (Founders) and Common shareholders shall be entitled to any funds distributed in pari passu based upon the number of shares held.

What it means to be a minority holder

As a minority holder of equity of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Avadi is dependent on the $750K Line of Credit to pay operating expenses. There is less than $200K remaining to draw on the Line of Credit. Avadi has budgeted just under $30K/month for operating expenses. At that rate, Avadi could operate for only 6-7 months without additional cash. However, our goal is to accelerate our final research, development, and testing protocols to bring the engine to the market sooner rather than later. Raising the needed capital to push through analysis, testing and become production-ready is our next step. We've spent several years developing prototypes and getting to this point, and are far ahead of most new technology-based startups of this nature.

Foreseeable major expenses based on projections:

Laboratory-based testing, market rediness preparation and further developing our production infrastructure. Our primary focus in the coming 12-24 months is to improve our RnD cycles by growing our machining and engineering base in Washington. Specifically we will be recruiting engineers and machinists, as well as acquiring additional CNC and tooling machinery.

Future operational challenges:

Probably the biggest challenge is getting our engines into a comprehensive real-world testing and analysis phase. That being said, we have NO shortage of existing companies who are anxious to get the Avadi engine into their equipment and begin putting it through it's paces. We anticipate constant development in the Avadi technology... just as the traditional internal combustion engine market has done for the past 120 years and this real-world testing is critical for that necessary process to continue.

Future challenges related to capital resources:

One major challenge is the public's general consensus about fossil-fuel based power sources. Although those in—and close to—the industry certainly understand that the internal combustion engine isn't going anywhere for a very long time.

We actually view this challenge as an opportunity. The Avadi engine can not only co-exist with EV (and other electric-powered machines and devices) technology, but can enhance electrification by providing a smaller, lighter more environmentally-friendly power source to a still-burgeoning industry dealing with the demands of a viable charging infrastructure.

Future milestones and events:

Our milestones center around getting past the real-world testing phase—and letting the industry and the public see how we perform—rather than just reading about it. Once we have engines being put through their paces, the advancements and advantages in our unique engine technology will speak for themselves. The interest we see from within the ICE industry from both engine manufacturers and end-use device manfacturers is extremely strong.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

According to the Balance Sheet, as of 7/31/22, Avadi has zero cash available. Since 2014 the company has operated on limited financial investment, and if successful with our fundraising efforts we believe we can more rapidly resolve any outstanding technical issues and product development, in order to roll out the product on a larger scale.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds of this campaign are critical to our company operations.

This Reg CF offering is necessary to the viability of the Company beyond 6-7 months, as there are no other funds or capital resources beyond the Line of Credit. However, the funds from this Reg CF offering will substantially increase the speed at which our remaining research and design optimizations occur, as well as improve our manufacturing facility output capability.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. The company is privately funded by the owners and therefore any funds raised by the Regulation CF will be substantially replacing ongoing owner equity investment.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 6 to 7 months. This is based on a current monthly burn rate of $29,000 per month for expenses related to salaries, inventory, machining and design equipment, engine testing equipment, and 3rd party machining and engineering services.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for one to two years. This is based on a needed increase of the current monthly burn rate of $29,000, to approximately $80,000, for expenses related to more rapid development and additional human resources, and equipment - allowing us to complete the design and testing, as well as small run manufacturing of engines.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including Regulation A funding. We are not currently pursuing plans actively for this funding. If the maximum funding goal is reached, we will evaluate the liquidity needs of the company in year 3, and may pursue an additonal offering. If the minimum funding goal is reached this may and will likely increase the needs of the company within a shorter window of time.

Indebtedness

- **Creditor:** Wilkinson Corporation
  Amount Owed: $553,801.00
  Interest Rate: 12.0%
  Maturity Date: March 17, 2031
  Wilkinson Corporation has the right to convert the principal and accrued but unpaid interest on the Line of Credit to Common Stock at the rate of $3/share upon 30 days' notice to Avadi. This was agreed to previously.

- **Creditor:** United Painting LLC
  Amount Owed: $14,098.00
  Interest Rate: 12.0%

Maturity Date: January 01, 2023
This is an outstanding invoice for contracting services. Payment of this invoice is in progress.

- **Creditor:** Articulate Film Company
Amount Owed: $7,500.00
Interest Rate: 0.0%
Payment of this invoice is in progress.

Related Party Transactions

- **Name of Entity:** Wilkinson Corporation
Names of 20% owners: Quebec Engine Technologies Member LLC
Relationship to Company: 100% Owner of Quebec Engine Technologies Member LLC (20%+ Owner of Avadi)
Nature / amount of interest in the transaction: Current outstanding balance as of 7/31/22: $553,801. Wilkinson Corporation has the right to convert the principal and accrued but unpaid interest on the Line of Credit to Common Stock at the rate of $3/share upon 30 days' notice to Avadi. This was agreed to previously.
Material Terms: The note is payable in 10 years, with a 10 year optional extension. Interest accrues as 12%.

- **Name of Entity:** United Painting LLC
Names of 20% owners: Landon Wilkinson
Relationship to Company: Landon Wilkinson (20%+ Owner of United Painting LLC) is a 20%+ Owner in Avadi
Nature / amount of interest in the transaction: Equipment and materials purchased on behalf of the company totaling $14,098.
Material Terms: There are outstanding invoices from United Painting LLC to be paid for materials and equipment purchased for the company. Payment of these invoices is in progress.

- **Name of Entity:** Articulate Film Company
Names of 20% owners: Riley Wilkinson
Relationship to Company: Family member
Nature / amount of interest in the transaction: Articulate Film Company provided videography services to the company and will be repaid upon completion of the fundraising.
Material Terms: The balance due for the services is $7500. Payment of this invoice is in progress.

Valuation

Pre-Money Valuation: $33,750,000.00

Valuation Details:

This valuation analysis for Avadi Engines Inc. ("Avadi Engines" or the "Company") is intended solely for use by the Company and StartEngine in connection with the crowdfunding campaign under SEC Regulation CF. The Company does not intend to update this analysis for events and circumstances occurring after the date of this Memorandum.

Avadi Engines has always been a closely held company whose ownership interests have never been traded on a recognized exchange or in the over-the-counter market. In addition, the Company is a pre-revenue, prototype-stage enterprise, whose products have not been launched or sold to date. In the absence of any public market, we have estimated the pre-money valuation in accordance with the following definition:

The price at which the company would change hands between a willing buyer and willing seller, neither being under compulsion to buy or sell and both having reasonable knowledge of all relevant facts as of the date of this valuation.

We believe startup valuation is more art than science, especially for pre-revenue startups. That said, the investor community has considered a number of factors, described below, on which they have based startup valuations. The company will explore several of these factors:

COMPARABLES ANALYSIS

The Company has a $750,000 Line of Credit and has deployed some of that capital to bring it to its current stage, in addition to 1.3M in founder-funded investments. Not all of the money has been deployed to date, as there remains an amount available to draw. Beyond the Line of Credit, this second round of financing sought here would constitute its Series A round.

According to the Full Year 2021 Wilson Sonsini Entrepreneurs' Report – Private Financing Trends for Series Seed and Series A valuations were $10.5M and $30.5M respectively. Notwithstanding the economic effects of COVID-19, these medians were the highest "ever recorded" by the firm. Wilson Sonsini Goodrich is a premier law firm specializing in startup financings so its report constitutes observations across industries their startup clients are involved in.

A more specific comparison of a number of ICE startups in public and private markets reveals that Avadi Engines maintains a competitive pre-money valuation. Westport Fuel Systems (WPRT) announced on March 10, 2021, that it had completed its initial startup and testing of its hydrogen-fueled internal combustion engine. WPRT closed at a price of $1.55 on March 10, 2021, for an approximate market cap (i.e., valuation) of $264M. By comparison, Avadi Engines' $30M pre-money valuation is a competitive offering.

Another comparison with a pre-IPO startup can be made with Pinnacle Engines.

Pinnacle raised $13.5M in March of 2011, and according to Crunchbase/PrivCo its post-money valuation is in the range of anywhere from $10M to $50M. Even at a conservative estimate, a $50M post-money valuation would imply a $37.5M pre-money valuation prior to its $13.5M raise. Pinnacle Engine's stage of development at the time of this range was pre-revenue and early-stage as evidenced by its plans to commercialize in 2013. While a number of patents had been filed by the time it had raised its Series C $13.5M round in 2011, Pinnacle Engines did not receive its first granted patent until April 2012. By comparison, Avadi Engines has 4 fully issued patents and is in a similar pre-commercialization stage.

EcoMotors is another apt pre-IPO startup to compare Avadi Engines to. In July 2012 EcoMotors announced a $32.5M investment led by Bill Gates, Braemar Ventures, and Khosla Ventures. EcoMotors was planning on using the funds to develop its advanced diesel engine technology and work with two customers, i.e., pre-commercialized. At the time, investment analysis platform DealRoom estimated EcoMotors' valuation to be between $130M and $195M. Even at a conservative estimate, that would place EcoMotors' pre-money valuation in 2012 at $100M prior to its investment from Gates, Braemar Ventures, and Khosla Ventures. While EcoMotors went on to be awarded a number of patents, none of them were awarded at the time of the aforementioned investment in July 2012.

MANAGEMENT

The Avadi Engines team is comprised of technical expertise and seasoned business acumen. Senior leadership, including the board, has founded and led multiple companies in retail, real estate, construction, senior living, strategic management, and executive coaching. Much of the team has been working together for years in previous ventures for decades.

The Chief Technology Officer, Michel Arseneau, is the inventor and technical mind of the Company's flagship engine, the Avadi MA-250. Michel has spent his entire adult life developing, designing, and manufacturing engines and specialty parts. His professional career includes involvement with Mechachrome Technologies and Montupet where he was involved in the development of specialty parts for the Renault Formula Racing Team and the Chevrolet, Corvette LS-1 engine block. The executive team and the board aside from Michel are comprised of indviduals who have demonstrated repeated success in a variety of fields and who have worked together in various capacities for decades in real estate, food automation technology, national senior care facility management, and hospitality. We have taken into consideration the culmination of our management team's skillsets when determining our pre-money valuation.

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed all preferred stock is converted to common stock.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  96.5%
  StartEngine Fees.

If we raise the over allotment amount of $1,069,998.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  3.0%
  Marketing funds for Avadi Engines will cover expenses relating to tradeshow attendance and exhibitor fees, travel and lodging costs, digital and print publication advertisement.

- *Research & Development*
  19.0%
  Avadi Engines will utilize RND funds for the acquisition of additional equipment for both engine testing and new parts creation. In addition, 3rd party contract engineering, and machining support costs have been included.

- *Company Employment*
  57.5%
  Our companies human resources makes up the lion-share of our anticipated need, and it is where the intrinsic value of our company lies. While our MA-250 engine prototype is revolutionary as it is, we intend to make many variations in size, and additional modifications which we believe will further refine and improve upon our flagship product. Without our critical engineering, design, and machining personnel, we would be unable to accomplish the companies objectives.

- *Operations*
  6.0%
  Operational costs for Avadi Engines includes facility leases, utility costs, book keeping and tax services, and tenant improvements of facility.

- *Working Capital*
  3.0%
  As the company will have 5 year reserves for employment, operations, certain

on-going research and development costs, and marketing costs, we will have a large amount of cash on hand for working capital needs. However we have included additional funds here for unforeseen costs.

- *Inventory*
  2.0%
  This amount includes parts and engines we will have created but will have not been compensated for.

- *Accounts Payable*
  6.0%
  AP, Reimbursable Costs to Owners, Back-pay, Legal and Patent fees, and small loans made to the company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.avadiengines.com (www.avadieengines.com).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/avadi-engines

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Avadi Engines Inc.

[See attached]

QUEBEC ENGINE TECHNOLOGIES, LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members
Quebec Engine Technologies, LLC
Yakima, Washington

We have reviewed the accompanying financial statements of Quebec Engine Technologies, LLC (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 25, 2022
Los Angeles, California

QUEBEC ENGINE TECHNOLOGIES LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,	2021	2020
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ -	$ -
Total current assets	**-**	**-**
Intangible assets	283,484	296,983
Total assets	**$ 283,484**	**$ 296,983**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Account Payables	$ 8,591	$ -
Total current liabilities	**8,591**	**-**
Line of Credit	308,840	-
Total liabilities	**317,431**	**-**
MEMBERS' EQUITY		
Members' equity	(33,947)	296,983
Total members' equity	**(33,947)**	**296,983**
Total liabilities and members' equity	**$ 283,484**	**$ 296,983**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net revenue	$ -	$ -
Cost of goods sold	-	-
Gross profit	-	-
Operating expenses		
General and administrative	319,295	193,653
Sales and marketing	876	25
Total operating expenses	320,171	193,679
Operating income/(loss)	(320,171)	(193,679)
Interest expense	10,760	-
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(330,930)	(193,679)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (330,930)**	**$ (193,679)**

See accompanying notes to financial statements.

(in , $US)	Members' Equity
Balance—December 31, 2019	**$ 302,715**
Members' contribution	187,947
Net income/(loss)	(193,679)
Balance—December 31, 2020	**$ 296,983**
Net income/(loss)	(330,930)
Balance—December 31, 2021	**$ (33,947)**

See accompanying notes to financial statements.

QUEBEC ENGINE TECHNOLOGIES LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(330,930)	$	(193,679)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Amortization of intangible assets		13,499		13,499
Changes in operating assets and liabilities:				
Account Payables		8,591		(7,768)
Net cash provided/(used) by operating activities		**(308,840)**		**(187,947)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of intangible assets		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Members' contribution		-		187,947
Borrowing on Line of Credit		308,840		-
Net cash provided/(used) by financing activities		**308,840**		**187,947**
Change in cash		0		-
Cash—beginning of year		-		-
Cash—end of year	**$**	**0**	**$**	**-**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	10,760	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Quebec Engine Technologies LLC was formed on September 30, 2014, in the state of Delaware. The financial statements of Quebec Engine Technologies LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Yakima, Washington.

The Company has developed a working prototype for a new and revolutionary kind of internal combustion engine. We have not begun to generate sales yet, as the engine has been in development for the last seven years. We anticipate taking pre-orders and partnering with potential clients in the following period.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivables are recorded at net realizable value, or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as twenty-five years. Amortization is calculated using the straight-line basis as management believes this approach best reflects consumption and benefit patterns pertaining to the asset's use.

Other intangibles include trademark filing. Trademark costs are indefinitely lived.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2021 and is not yet subject to tax examination by the Internal Revenue Service, or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1. Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2. Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3. Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when, or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from the sale of internal combustion engine.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020, amounted to $876 and $25, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 25, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INTANGIBLE ASSETS

As of December 31, 2021, and December 31, 2020, intangible asset consist of:

As of Year Ended December 31,	2021	2020
Trademarks	$ 2,481	2,481
Patents	335,000	335,000
Intangible assets, at cost	**337,481**	**337,481**
Accumulated amortization	(53,997)	(40,498)
Intangible assets, Net	**$ 283,484**	**$ 296,983**

Amortization expenses for trademarks and patents for the fiscal year ended December 31, 2021 and 2020 were in the amount of $13,499 and $13,499, respectively.

The following table summarizes the estimated amortization expenses relating to the Company's intangible assets as of December 31, 2021:

Period	Amortization Expense
2022	$ (13,499)
2023	(13,499)
2024	(13,499)
2025	(13,499)
Thereafter	(229,487)
Total	**$ (283,484)**

4. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2021	
Member's name	**Ownership percentage**
Quebec Engine Technologies Member, LLC	56.96%
Michel Arseneau	20.54%
Landon Wilkinson	22.50%
TOTAL	**100.0%**

5. DEBT

Line of Credit

On March 17, 2021, the Company entered into a Line of Credit agreement with Wilkinson Corporation, one of the Company's members (with 56.96% share in the ownership as of December 31, 2021). The credit facility size $750,000 and shall be available for use by the Company to support the development of a proprietary engine technology. The interest rate is 12% per annum and all outstanding principal, together with all accrued interest thereon, shall be due and payable by the Company on the second anniversary of the first advance. The total outstanding balance as of

December 31, 2021, and December 31, 2020, was $308,840 and $0, respectively. The entire balance is classified as non-current.

6. RELATED PARTY

On March 17, 2021, the Company entered into a Line of Credit agreement with Wilkinson Corporation. For more details, please refer to the debt footnote above.

An affiliated company, United Painting LLC (owned by Landon Wilkinson, one of its company's members) provided tools and services to the Company for various construction needs. The current balance of liabilities to United Painting LLC is $14,098.

7. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through April 25, 2022, which is the date the financial statements were available to be issued.

On January 1, 2022, the company filed to convert the Quebec Engine Technologies LLC (a Washington LLC) to a Delaware C Corp, and changed the name to Avadi Engines Inc. The Company has authorized 1,000 Preferred Stock and 10,000,000 Common Stock. The Company has issued 900 Preferred Shares to the initial owners.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

9. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $320,171, an operating cash flow loss of $308,840, and no liquid assets in cash. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Avadi Engines

Re-Imagining Power



Website · Yakima, WA · ENGINEERING

We believe Avadi Engines is redefining the internal combustion engine. The Avadi MA-250 is a lightweight, high-performance, and eco-friendly advancement on traditional internal combustion engine technology that the team has spent years designing, prototyping, and testing. Avadi Engines is currently in the prototype stage and pre-revenue.

$0.00 raised

0 Investors	$33.8M Valuation
$3.00 Price per Share	$300.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- According to internal testing our Avadi MA-250 is approximately half of the weight and double the torque & horsepower of the nearest competing engine, all while burning approximately 30% less fuel.
- The internal combustion engine market is expected to grow from $55.1 billion in 2020 to $73.8 billion by 2028.*
- Avadi has four fully-issued patents on our engine design in the US, Canada, Singapore, and Taiwan, and has ambitions to obtain additional international patents.

*Market statistics provided by BusinessWire (source)

Avadi is Attempting to Redesign the Internal Combustion Engine

The global paradigm shift to embrace electric vehicles (EVs) is a long-needed, critical change. Yet we believe we are still decades away from our infrastructure being capable of relying exclusively on electric motors. Despite the worldwide push towards total electrification, many major automotive companies are currently investing in internal combustion engine (ICE) technology, the primary engine type found in most vehicles today (source, source).


Introducing the Avadi MA-250
A patented 4-stroke gas engine that is lighter, more fuel efficient, and more eco-friendly than traditional ICEs.

The above image features a prototype Avadi MA-250 engine that is currently under development and not available for commercial use.

Avadi Engines is developing **a revolutionary combustion engine** that can be lighter, more fuel-efficient, and more eco-friendly. The patented 4-stroke, **Avadi MA-250** gas engine has application potential in virtually any industry that uses combustion engines today. From cars, motorcycles, and aviation to lawn-care equipment and power generators, **Avadi's mission is to redefine what an internal combustion engine can be**.



**Avadi Engines is currently in the prototype phase. The above clips feature a prototype Avadi MA-250 engine that is currently under development and not available for commercial use.*

THE PROBLEM

As EV Limitations are Being Addressed, Investments in ICE Technology Continue

Be it nationwide or globally, full-scale electrification faces a number of environmental obstacles which have not been addressed yet. By some estimates we could see the primary minerals exhausted within as few as 20 to 100 years (source). If we are to address the potential threat of climate change, it's vital that we simultaneously seek to improve the technologies we use today.


Full-scale electrification faces
a number of environmental
obstacles which have not
been addressed yet.

Avadi Engines believes the internal combustion engine is ripe for new developments that result in greater efficiencies and a cleaner operating unit - **and most of the major industry players agree**. OEMS such as Toyota, Yamaha, Volvo, Cummins, and Westport have made **significant investments into new ICE technology** despite mounting pressure to move exclusively towards EVs (source, source). This continued focus indicates the staying power of combustion engines these companies are expecting to see.

We believe Avadi can successfully co-exist with the continued advancement of electric vehicles and that our technology has the potential to deliver on the expectations of this **next generation of engine**.

THE SOLUTION

A Lightweight, Eco-friendly Combustion Engine that Won't Sacrifice Power

The Avadi MA-250 will use a combination of piston engine mechanics and our patented twin-rod internal rotation technology. As piston motion occurs, the two rods move in a scissor-like fashion, coupling rotating pinion gears to a fixed ring gear to provide power to the shaft. We believe this is an engineering breakthrough that can exponentially increase torque by creating a gear reduction at the shaft.



**Avadi Engines is currently in the prototype phase. The above clip features a 3D rendering of the Avadi MA-250 engine which is currently under development and not available for commercial use.*

This mechanism rotates the fan blades for air-cooling and balances the shaft to reduce vibration. Because the intake and exhaust mechanism are located at the top of the cylinder, the need for a traditional valve train is eliminated, creating a smaller form factor and requiring fewer parts. Perhaps most importantly though, Avadi's internal rotation creates properties of self-balancing that simply are not possible in a traditional combustion engine where piston and shaft movement are perpendicular to one another. We believe this is a physical engineering breakthrough that sets Avadi apart from any ICE available today.


Using a combination of piston engine mechanics and our patented twin-rod internal rotation technology,
The Avadi MA-250 was created to be an engineering breakthrough.

**The above image features a prototype Avadi MA-250 engine that is currently under development and not available for commercial use.*

Our innovative new engine can use fewer parts and less raw materials to manufacture, which allows us to benefit from lower overhead costs. This efficiency can also save us on manufacturing, assembly, shipping, and inventory costs, thus increasing our margins.

We plan to apply this generation of the Avadi engine to mid-range sized drones and UAVs. These industries will allow us to get smaller batch feedback from high-margin industries until we are ready to scale our technology to bigger industries such as military drones, agriculture, and automobiles.


More efficiency, power, & torque, all with less emissions.
Made using fewer parts & with less raw materials to manufacture, Avadi benefits from lower overhead costs.

**The above image features a prototype Avadi MA-250 engine that is currently under development and not available for commercial use.*

THE MARKET

Our Breakthrough Design Can Impact Dozens of Industries

The global market for combustion engines alone is currently over $55 billion, and it is expected to rise **above $70 billion before 2030** (source). Due to the lightweight nature and comparable power output of the MA-250, we see potential for our technology to be deployed across a number of industries including agricultural, aviation, military, and automotive.



By 2028, the global market for combustion engines is expected to reach
$73.8 Billion

**The above image features a prototype Avadi MA-250 engine that is currently under development and not available for commercial use.* (source)

As governments throughout the world are pushing for greener power sources, internal combustion engines will continue to touch the lives of practically every human in the industrialized world for generations to come. Avadi believes that our technology can successfully co-exist with future electric motor and EV developments as either a range extending generator, or as a hybrid solution for electric-powered consumer, industrial, and military applications.

OUR TRACTION

CES Buzz Generated, International Patents Secured

Avadi turned heads and made waves at one of the world's largest and most influential electronics expo, the CES 2022 tradeshow in Las Vegas. The MA-250 engine garnered interest from executives and engineers from some of the biggest automotive, engineering, and ICE companies.

Outside of our CES success, we have **four patents secured** on the Avadi engine in the US, Canada, Singapore, Taiwan, and are patent-pending in Australia, Japan, Korea, China, and dozens of other countries covered by the PCT (Patent Cooperation Treaty). We also recently moved our small shop location from Quebec, Canada to be closer to our headquarters in Yakima, Washington. This move provides us with more services and versatility than our previous location.



Secured patents on our Avadi engine in the US, Canada, Singapore, Taiwan
Garnered interest from execs and engineers from some of the biggest automotive, engineering, and ICE companies at CES 2022

**The above image features a prototype Avadi MA-250 engine that is currently under development and not available for commercial use.*

WHY INVEST

Advancing the Technological Legacy of the Internal Combustion Engine

Avadi's executive leadership is made up of savvy technical experts and seasoned executives who have spent years building the company where it is today. Our founding team has deployed over $1.3M of funds to date, demonstrating our belief that the MA-250 is going to be an industry-changing technology.

Avadi is dedicated to our goal of leading innovation in the internal combustion engine industry. With years of refining the MA-250 and the buzz built at CES, Avadi is more than just an idea. Four fully issued, secured patents protect Avadi's intellectual property and lay the groundwork for a robust patent portfolio for future exit potential.

Join us as we seek to redefine the internal combustion engine, and become a shareholder in Avadi Engines today.


Avadi is seeking to redefine the internal combustion engine.
Become a shareholder in Avadi Engines today & help us deliver a new generation of engine.

June, 2002



Michel Arseneau Imagines a New ICE Architecture

Lifelong engine expert, CAD designer and master machinist, Michel Arseneau conceptualizes what is now the Avadi MA-250 engine.

February, 2014



Michel meets Jim Wilkinson, Avadi Engines is born.

Jim Wilkinson (Wilkinson Corporation) meets Michel Arseneau through a mutual friend. WC provides funding to further develop the engine under the original name, "Quebec Engine Technologies, LLC."

March, 2015



First Pre-Production Prototype Tested

Within the first year of operation, Michel Arseneau finalized the design, manufactured and successfully tested the first operational prototype under the (previous) Quebec Engine Technologies banner.

January, 2016



New "Gen-2" MA-250 Design

After successful testing off the Gen-1 engine, development began on the next prototype. The two engines use the same architecture, but do not share a single part. Big improvements and more durability.

February 2017



Dale Renner Joins the Team

In 2017, Dale Renner came on board the QET team as V.P. of Project Development. He brings nearly 40 years of tenure with the Wilkinson Family (owners of QET/Avadi Engines) in a variety of capacities.

January, 2018

The "Avadi" Brand is Formed

After significant deliberation on branding, the engine built under the QET umbrella will be called "Avadi." Copyrights are pursued and successfully granted.

August, 2019



The "Gen-2" Avadi Prototype is Tested

The Avadi Gen-2 MA-250 engine is tested by Michel Arseneau under supervision from dyno-expert, Rick Paya. The engine produces an impressive brake thermal efficiency of more than [illegible]%.

July, 2020



Avadi Begins Moving Operations to Yakima, Washington HQ

Most of Avadi's early R&D took place in Quebec, Canada. As the COVID 19 effects escalated, the decision was made to accelerate moving everything to the company's Washington State headquarters.

October, 2020

First Patent Approval Granted

Of the many countries around the world where applications have been filed, the first Avadi/QET granted patent approval came from the Canadian Intellectual Property Office (CIPO) in October [illegible] 2020.

February, 2021

U.S. Patent Status Acheived

Avadi/QET secured its critical United States patent on the unique Avadi engine design. This represented a major step not only for IP protection, but confirmation of a truly new standard of ICE design.

March, 2021



Landon Wilkinson Named CEO

Landon Wilkinson joins the Avadi team, bringing added focus to Avadi's engine development, online presence and market-entry strategies.

July, 2021



Avadi Tests Engine with Possible Military Partners

Avadi begins testing it's MA-250 engine with potential technical partners, including two fairly significant US military contractors currently active in the UAV space.

January, 2022



Avadi Introduces the MA-250 at CES 2022

While much of the world is focused on the electrification of power units, Avadi had an impressive introduction at CES. Their functional "cutaway" engine display was a popular attraction.

April, 2022

Fourth Patent Granted

By April of 2022, Taiwan approved and granted a patent for the Avadi Engine design... the fourth after the USA, Canada & Singapore. Additional global patents are expected within the next 12 months.

In the Press

SHOW MORE

Meet Our Team



Landon Wilkinson

CEO & President

Raised in an entrepreneurial family that focused primarily on real estate investment, Landon grew two complimentary businesses in real estate investment and construction (primarily industrial and commercial paint contracting), ultimately transacting over $18,000,000 in business since 2013. His companies operated across several states and he has traveled the US extensively to supervise the various teams for the previous decade.

His passion and vision for the company has resulted in some of the key breakthroughs over the first year since he joined the team.

Landon works full-time in the company.



Michel Arseneau

Chief Technology Officer

Michel's has spent his adult life developing, designing and manufacturing engines and specialty parts. He is a gifted designer and machinist and has self-manufactured nearly every part for the Avadi engine. He conceptualized the basic design for this project more than two decades ago and began prototype activity more than ten years ago.

Michel is a skilled CAD and 3D designer and has drawn and manufactured a large number of custom small engines and related parts, primarily for internal combustion powered UAV aircraft as well as motorcycles. He's also designed and built many performance-based custom engine parts and specialized exhaust systems, typically for racing motorcycles.

Michels career has spanned nearly 40 years in the design, machining, manufacturing and production of products and parts for a variety of industries.

Mecachrome Technologies, where Michel spent a portion of his professional career, is a French company with far-reaching subsidiaries in high precision manufacturing. Michel worked in a division that developed and manufactured specialty parts for the Renault Formula One racing team.

During Michels' time at Montupet, Inc. he oversaw the manufacturing of, and pre-delivery tolerance inspection for, the Chevrolet, Corvette LS-1 engine block, a performance-based variation of General Motors legendary small-block V8 engine.

His tenure at Bombardier of Canada was spent in the development and production of small engines and related parts for a variety of machines and off-road vehicles manufactured by Bombardier.

The innovation of the Avadi engine at the center of company, has been a decades-long project for Michel, and the partnership with Wilkinson has seen it become a functioning, mechanical reality. Michel has designed and built two operational and tested prototypes during the six years with Quebec Engine Technologies. Further refinements are taking place actively to bring the engine to market.

Michel works full-time in the company.



Russ Wilkinson

Board Member

Russ heads the entirety of The Wilkinson Family of Companies and is a central figure in the financial and corporate oversight for Avadi Engines.

He has been involved in the construction, rehabilitation, and ownership of rental investment properties for more than 30 years, launching his entrepreneurial career at 17 as a painting contractor to help pay for college. He founded Wilkinson Corporation in 1991.

He has also been closely involved in many of his family's other business ventures. Russ is a board member at his home church and has been very involved in the local branches of the Red Cross and Rotary International for several years.

Russ is a board member and spends 2-4 hrs per week on Avadi Engines business.



Dale Renner

VP of Program Development

Dale began his tenure with the Wilkinson Family of Companies in 1984 and has been involved with several entrepreneurial projects during that time. Most notably, more than 14 years with Destinations, Inc., a retail sales division of the membership-based Quest International Hotel Savings Program, started by the Wilkinson Family in the early eighties, and another 15 years with real estate investment firm, Wilkinson Corporation, who is the funding source for the QET/Avadi Engine Project.

His work and public relations skills have brought world-class companies well-entrenched in the small engine marketplace to the table including Kohler (generators), Ariens (lawn & garden equipment), Blueline Manufacturing (specialized farm equipment designer-manufacturer), Snorkel/Extreme Manufacturing (elevated work platforms), and others.

Dale works full-time in the company.



Dorian Jepsen

Technical Supervisor

Dorian brings machining experience and expertise to Avadi's R&D efforts. Having trained at Perry Technical Institute—one of the top tech schools in the United States, where he finished at the top of his class with a 3.97GPA—he was promptly hired by a metal-works production company, Stephens Metal Products, Inc. in Yakima, Washington. He quickly gained a reputation for blueprint-to-CNC parts manufacturing, workflow efficiency capabilities, writing programs to turn manual jobs into production-level efficiency tasks, as well as CNC mill and lathe setup.

His role as shop supervisor has been critical in Avadi setting up the new R&D, fabrication and engine test facility in Yakima. He continues to prove his worth in both operating and training as the Avadi team continues adding new equipment to expand capabilities.

Dorian has a passion for aviation and is licensed as a single-engine flight instructor — endorsed to fly tailwheel, high-performance, and technologically advanced aircraft—which brings general engine knowledge with an eye towards the importance of reliability. His experience in solving complex engineering-based mathematical problems, as both a machinist and pilot, is an important skill to have available to the Avadi team.

Dorian is a part time employee with the company, with a flexible work schedule depending on workload.



Lonnie Gienger

Board Member

Lonnie searches for and develops new business opportunities with the Wilkinson Family of Companies' 360 Impact focus, increasing the positive impact on people and the planet, including his oversight and direction role with Avadi Engines.

Lonnie also presents on building strong, multigenerational family legacy. Previously, he served as WC's president and oversaw the company's expansion into the senior living market. Prior to joining WC, he was cofounder/chair and president of two strategic management and executive coaching firms for leaders around the country.

Lonnie's passion is developing effective leaders who build organizations that have a lasting, multigenerational impact on society. His journey of learning to maximize impact in both the for-profit and nonprofit sectors led him to author the transformational book, Beyond Business, How Your Company Can Build a Better World.

Lonnie is a board member and spends 2-4 hrs per week on Avadi Engines business.



Taylor Hall

Chief Financial Officer

Taylor provides a unique mix of skills, experience, and knowledge, having worked in multiple industries and his role as CFO for Avadi Engines is crucial.

Prior to joining WC, Taylor served as CFO of Heritage University in Toppenish, WA. During his tenure there, he achieved annualized expense reductions of $5.3 million and improved NOI by over $3.3 million, while implementing processes that improved accuracy and timing of departmental budgets and financial statements.

Before Heritage University, he held the roles of senior administrator and director of finance and accounting at Regency Pacific Management, LLC in Bellevue, WA, where he successfully reduced expenses, improved revenue and overall profitability, and implemented software and process improvement solutions to improve accounting workflow and efficiencies.

Taylor holds an MBA from Washburn University (Topeka, KS) and a Bachelor of Science degree in management information systems from Brigham Young University. He is also fluent in Spanish.

Taylor works 2-4 hrs per week on Avadi Engines finances.

Offering Summary

Company	Avadi Engines Inc.
Corporate Address	212 N. Naches Ave, Yakima, WA 98901
Offering Minimum	$9,999.00
Offering Maximum	$1,069,998.00
Minimum Investment Amount (per investor)	$300.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	3,333
Maximum Number of Shares Offered	356,666
Price per Share	$3.00
Pre-Money Valuation	$33,750,000.00

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds:

Invest within the first 48 hours and receive 20% bonus shares

Super Early Bird Bonus:

Invest within the first week and receive 15% bonus shares

Early Bird Bonus:

Invest within the first two weeks and receive 10% bonus shares

Amount-Based:

$500+ | Base Level

Invest $500+ and receive 3% bonus shares and an Avadi Engines baseball cap

$1,000+ | Premium Level

Invest $1,000+ and receive 5% bonus shares and two Avadi Engines baseball caps

$2,500+ | Bronze Level

Invest $2,500+ and receive 8% bonus shares, a framed test-confirmed engine part autographed by Avadi's inventor Michel Arseneau and four Avadi Engines baseball caps

$5,000+ | Silver Level (Avadi Founder's Club Level)**

Invest $5,000+ and receive 10% bonus shares, a framed confirmed-test engine part autographed by Avadi's inventor Michel Arseneau, one Avadi Engines "Founders Club" North Face jacket and four Avadi Engines baseball caps

$10,000+ | Gold Level (Avadi Founder's Club Level)**

Invest $10,000+ and receive 15% bonus shares, a framed confirmed-test engine part autographed by Avadi's inventor Michel Arseneau, one Avadi Engines "Founders Club" North Face jacket and six Avadi Engines baseball caps

$25,000+ | Platinum Level (Avadi Founder's Club Level)**

Invest $25,000+ and receive 20% bonus shares, a framed confirmed-test engine part autographed by Avadi's inventor Michel Arseneau, two Avadi Engines "Founders Club" North Face jackets and ten Avadi Engines baseball caps

All perks occur when the offering is completed.

*** Avadi Founder's Club (AFC) Level Investors have access to exclusive annual investor conference calls, engine test-run video and/or engine test-run video conference calls, and special AFC logo merchandise.*

The 10% StartEngine Owners' Bonus

Avadi Engines will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.00/ share, you will receive and own 110 shares of Common Stock for $300. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share. This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Inter company debt or back payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - **Do Not Sell My Personal Information**

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

OPENING INTRO: AVADI ENGINES, "REINVENTING POWER"

Michel Arseneau: "My goal was to create an engine that would be beneficial to the environment. I come up with this engine about 20 years ago. I started building the first attempt, which was really basic and barely worked."

Landon Wilkinson: "We are a Washington-based company that is developing a new kind of internal combustion engine which we think will have a radical impact on the 400 billion dollar internal combustion engine market. This engine was developed over the last 7 years in relative obscurity, by a master machinist and engine designer; Michel Arseneau. We are finally ready to reveal this for the first time to the world. By re-thinking the fundamental function of how an engine can operate, we have eliminated more than half of the moving parts of a traditional engine."

Dale Renner: "We believe we are putting together an incredible internal combustion engine, that works on physical principles which have never really been seen before. Everything inside the crank case rotates. It is nothing like a rotary engine. It still uses a regular piston. The cylinder rotates, the piston rotates. The piston is connected to two connecting rods which work in conjunction in a scizzor-like fashion. They are connected to a couple of pinion gears, that replace a traditional crankshaft (one of the heaviest components of any engine), these ride on a fixed ring gear and the (assembly) is similar to a differenetial in that it rotates, and that it is directly connected to the output shaft. The Avadi engine is light, the 250CC prototype is about 26 lbs, and puts out about 16 HP, 22 ft lbs of torque. Break Thermal Efficiency is over 40% which is some of the highest figures you'll ever see for a production engine."

Michel Arseneau: "Lowering the emission was the goal, without that I wouldn't have been through all of this work; and also, doing something simple. Better simplicity and lower cost. "

Dale Renner: "the Avadi Engine can replace virtually any device or piece of machinery that uses an internal combustion engine. Anywhere from lawn equipment, scooters, all the way up to automotive use, aviation, all the way into cargo ships and locomotives. "

Landon Wilkinson: "We believe this engine is revolutionary in both form and function. Its about half the weight and two times the power of the nearest comparable internal combustion engine."

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "AVADI ENGINES, INC.", FILED IN THIS OFFICE ON THE NINTH DAY OF MARCH, A.D. 2022, AT 1:37 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

5611978 8100
SR# 20220935672

Authentication: 202906798
Date: 03-14-22

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
AVADI ENGINES, INC.

Avadi Engines, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "***Corporation***"), does hereby certify that:

1. The Corporation's name is Avadi Engines, Inc., and its original Certificate of Incorporation was filed with the Secretary of State of Delaware on December 28, 2021, to be effective on January 1, 2022.

2. The Amended and Restated Certificate of Incorporation has been duly adopted in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware by the directors and stockholders of the Corporation, by unanimous approval of all of the stockholders of the Corporation.

3. The Amended and Restated Certificate of Incorporation so adopted reads in full as attached hereto as Exhibit A and is hereby incorporated herein by this reference.

IN WITNESS WHEREOF, Avadi Engines, Inc. has caused this Certificate to be signed by its Chief Executive Officer and Secretary on this 3rd day of March 2022.

Landon B. Wilkinson
Chief Executive Officer and Secretary

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:37 PM 03/09/2022
FILED 01:37 PM 03/09/2022
SR 20220935672 - File Number 5611978

EXHIBIT A

**AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
AVADI ENGINES, INC.**

**ARTICLE 1
NAME**

The name of the Corporation is Avadi Engines, Inc.

**ARTICLE 2
REGISTERED OFFICE AND REGISTERED AGENT**

The Corporation's registered office in the State of Delaware is located at 251 Little Falls Drive, City of Wilmington, 19808, County of New Castle, and the Corporation's registered agent at such address is Corporation Service Company.

**ARTICLE 3
PURPOSE**

The business and activities to be conducted by the Corporation is the development, manufacture, and sale of high efficiency engines and any other lawful business or activity in which corporations organized under the Delaware General Corporation Law may engage.

**ARTICLE 4
STOCK**

Authorized Stock. The Corporation shall have the following authorized classes of stock, which shall have the rights and powers in this Certificate.

Preferred (Founders) Shares ($0.01 Par): 1,000

Common Shares ($0.001 Par): 10,000,000

The Corporation may issue fractional shares of any class of stock.

Voting. Preferred (Founders) stockholders shall be entitled to one vote per share of stock held at all meetings of stockholders. Cumulative voting shall not be allowed. Common stockholders shall not be entitled to vote on any matter.

Dividends. Stockholders shall be entitled to such dividends as may be authorized from time-to-time by the Board of Directors. If the Board of Directors authorizes dividends, ninety percent (90%) of the authorized dividends shall be paid to the Preferred (Founder) Shareholders and ten percent (10%) of the authorized dividends shall be paid to the Common Shareholders; provided, however, that the Preferred (Founding) Shareholders may, by two-thirds vote of holders of all issued and outstanding Preferred (Founding) stock authorize the Board of Directors to authorize payment of less than ninety percent (90%) of such dividends to the Preferred (Founding) Shareholders.

Payments Upon Liquidation, Merger or Similar Events. Upon any voluntary or involuntary liquidation, dissolution, or winding up or upon any merger, consolidation, or major asset sale, stockholders holding Preferred (Founders) shares shall receive ninety percent (90%) of the amount available for distribution, and stockholders holding Common shares shall receive ten percent (10%) of the amount available for distribution.

No Preemptive Rights. To the fullest extent permitted by the Delaware General Corporation Law, no stockholder shall have the preemptive right to subscribe to or purchase any additional issuance of stock, whether of the same class the stockholder holds, or convertible into the class of stock the stockholder holds, or a newly authorized class of stock.

ARTICLE 5
BYLAWS

Stockholders holding two-thirds of the issued and outstanding Preferred (Founders) Shares shall have the power and authority to adopt, amend, or repeal the Corporation's bylaws. Stockholders holding Common Stock shall have no right to adopt, amend, or repeal the bylaws nor any right to notice on a vote thereof.

ARTICLE 6
AMENDMENT

Stockholders holding two-thirds of the issued and outstanding Preferred (Founders) stock shall have the power and authority to adopt, amend, or repeal the Corporation's Certificate of Incorporation, including, without limitation, authorization to increase the number of authorized shares of any class of stock or to add one or more classes of stock having such rights as such Preferred (Founders) stockholders may determine. Stockholders holding Common Stock shall have no right, power, or authority to vote on adoption, amendment, or repeal of the Certification of Incorporation.

ARTICLE 7
DIRECTOR LIABILITY

No director shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law, (i) for breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this provision shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "AVADI ENGINES, INC.", FILED IN THIS OFFICE ON THE FOURTH DAY OF AUGUST, A.D. 2022, AT 2:27 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

SECRETARY'S OFFICE 1793 DELAWARE 1855

5611978 8100
SR# 20223179472

Authentication: 204120472
Date: 08-09-22

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION

AVADI ENGINES, INC.

FIRST: That in an action without meeting, the Board of Directors of Avadi Engines, Inc. resolutions were duly adopted setting forth the proposed amendment to the Amended and Restated Certificate of Incorporation of said corporation, declaring said amendment to be advisable. The resolution setting forth the proposed amendment, which was approved by shareholders holding two-thirds of the issued and outstanding Preferred (Founders) stock of the corporation, is as follows:

RESOLVED, that Article 4 - Stock of the Amended and Restated Certificate of Incorporation of this corporation is being amended to read in its entirety as follows:

Authorized Stock. The Corporation shall have the following authorized classes of stock, which shall have the rights and powers in this Certificate.

Preferred (Founders) Shares ($0.01 Par): 12,500,000

Common Shares ($0.001 Par): 10,000,000

The Corporation may issue fractional shares of any class of stock.

Voting. Preferred (Founders) stockholders shall be entitled to one vote per share of stock held at all meetings of stockholders. Cumulative voting shall not be allowed. Common stockholders shall not be entitled to vote on any matter.

Dividends. Stockholders shall be entitled to such dividends as may be authorized from time-to-time by the Board of Directors.

Payments Upon Liquidation, Merger or Similar Events. Upon any voluntary or involuntary liquidation, dissolution, or winding up or upon any merger, consolidation, or major asset sale, stockholders Preferred (Founders) and Common shareholders shall be entitled to any funds distributed *in pari passu* based upon the number of shares held. .

No Preemptive Rights. To the fullest extent permitted by the Delaware General Corporation Law, no stockholder shall have the preemptive right to subscribe to or purchase any additional issuance of stock, whether of the same class the stockholder holds, or convertible into the class of stock the stockholder holds, or a newly authorized class of stock.

SECOND: That thereafter, the shareholders of Avadi Engines, Inc., in an action without meeting in accordance with the General Corporation Law of the State of Delaware, the shareholders unanimously approved the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 2nd day of August 2022.

By______________________________

Landon Wilkinson, Secretary

Invest in StartEngine, a leading equity crowdfunding platform in the US. Shark approved. Invest now.

Coming Soon: Upcoming StartEngine Offerings

June 27, 2022 | 18 min read



author:
Johanna Cronin

StartEngine is excited to share our upcoming offerings with the public. The following list will be updated regularly to reflect offerings that may be raising capital on StartEngine in the next 30 days.

This blog post was last updated on August 22, 2022.

Certaintio

Certaintio | Package, protect and display multi-asset NFTs

Description of Business

Certaintio is developing comprehensive protection solutions for the NFT market. Using blockchain-based technologies, we aim to be one of the leaders in the movement to create verifiable, secure multi-asset NFTs that are protected against alteration and duplication. We are currently in the pre-revenue research and development stage, with the core of our technology already completed and patented.

Reasons to Invest:

- With our technology, sophisticated multi-asset NFTs can be packaged, protected, and displayed using our patented single-file process.
- We believe Certainto may become one of the early movers building the protection and authenticity layer that will become essential for the NFT market's long-term growth.
- We plan to give our technology the ability to integrate with established NFT exchanges to provide a "one stop shop" for NFT creation and marketplace transactions.

Team

Brian Howell: Chief Technology Officer, LinkedIn

William Agush: Chief Executive Officer, LinkedIn

MJoose, Inc.

MJoose | Signal-Boosting Smartphone Cases

Description of Business
MoJoose is a California-based technology startup that has created the mJoose case, a 4-in-1 smartphone case that can boost your cell signal, charge your phone's battery, reduce the radiation emitted from the device, and protect your phone. Amplify your cell signal, decrease dead zones, and extend your phone's battery life by up to 100%. The mJoose case has completed an initial pilot launch and MoJoose is working towards an official commercial launch for the product.

Reasons to Invest:

- The mJoose case is FCC-approved, Apple MFi-certified ("Made for iPhone"), and has won six CES Innovation awards.
- In 2022, there are over 6.6 billion smartphone users, making the smartphone market one of the largest addressable markets in the world at a value of $448B.*
- MoJoose has secured 10 patents for its breakthrough technology and is led by a world-class team of experts in Global Operations and High Volume Manufacturing, with deep experience in Wireless Technology and Consumer Electronics.

Team
Daniel Ash: President & CEO, Board Member, LinkedIn
Robert Legendre- COO & Board Member, LinkedIn

ScriptCo Pharmacy
ScriptCo | Your Medications At Our Cost- Zero Markup

Description of Business
ScriptCo is attempting to revolutionize healthcare by selling prescription medications at cost, ZERO markup. The company believes that they are the first and only pharmacy in America doing this. The quote tool on their website provides transparency, allowing anyone to search for any generic medicine to see the actual wholesale cost. ScriptCo is helping thousands of Americans in 48 states and DC, saving them $1,000 on average compared to people with health insurance, based on an internal phone survey.

Reasons to Invest:

- ScriptCo is a membership-based pharmacy making prescription medications more affordable for everyone by selling generic medication without any markups.
- 58 million Americans say they can not afford their medications, and almost 66% of Americans take a prescription medication (source & source).
- 86% of Americans agree that Congress should focus on cracking down on abusive health insurance practices that make it harder for people to get the care they need (source).

Team
Mark McCormick: CEO, Treasurer, Director, LinkedIn
Zach Zeller: President, Secretary, Director, LinkedIn

Stellaris
Stellaris | Smart Photovoltaic Windows

Description of Business
Stellaris is developing ClearPower™, a fully-transparent, electricity-generating window. With its high power-density and transparency, ClearPower™ is uniquely designed to meet the urgent need for buildings to generate their own green electricity and stop using fossil fuels for heating. Our goal is to enable every window to be a power plant. Stellaris is currently pre-revenue and its technology is patent-pending.

Reasons to Invest:

- The high transparency and power output per unit area of ClearPower™ has garnered enthusiastic letters of support from major glass manufacturers for its promising technology within the photovoltaic industry.
- The global market for Building-Integrated Photovoltaic (BIPV) windows is expected to grow significantly (16.0% CAGR) and is projected to reach $13B by 2028.*
- Stellaris currently holds three patents for photovoltaic device technology and has accrued more than fifteen years of experience developing solar photovoltaic (PV) equipment, during which we became a national first prize winner of the Cleantech Open, the world's largest clean technology accelerator program.

Team
James B. Paull: CEO, President, and Director, LinkedIn
James W. Paull: Director and Treasurer, LinkedIn

BEERMKR Inc.
BEERMKR | *Craft Beer. Made Easy.*

Description of Business
BEERMKR is planning to be the next big thing in beer! BEERKMKR created an automated countertop craft beer brewing system to make home brewing accessible to everyone. The fully contained brewery means that there's less mess and less steps to making your own beer. All you need is a wifi connection to get brewing. The team is a dynamic group of innovative engineers on a mission to create a global community of beer brewers. The team has also created the BREWJACKET and MKRKITs.

Reasons to Invest

- Nearly $1M in sales in 2021
- Strong recurring revenue for each active BEERMKR: $130 in 2021
- We believe we are ready to disrupt the $100 Billion US domestic beer market

Team
Aaron Walls: CEO & Director, LinkedIn
Matthew Goff: CTO & Director, LinkedIn

Lattis
Lattis | *Next-Gen Software Platform for Micromobility*

Description of Business
Lattis is laying down a new software infrastructure for the future of micromobility with our white-label software platform that allows micromobility operators to launch, track, manage, and monetize their services.

Reasons to Invest

- Over 76,000 trips taken on the Lattis platform, with 79% average MoM revenue growth in 2021.
- The global micromobility market is projected to reach between $300B and $500B by 2030, and is expected to overtake e-hailing services.*
- Our next target is the delivery market. Lattis plans to utilize the more than 2,600 vehicles currently registered with our platform to improve both delivery speed and cost for merchants.

Team
Jack Al-Kahwati: CEO, LinkedIn
Jeremy Ricard: CTO, LinkedIn

Cern Corporation
Cern Corporation | *Microbicidal Light Treatment for Fungal & Bacterial Vaginosis*

Description of Business
Cern Corporation, Inc. is developing and commercializing an effective, non-drug therapeutic treatment for fungal and bacterial vaginosis. The Cern Device™ uses low-level microbicidal light to mitigate pathogens associated with yeast and bacterial vaginosis in order to promote a healthy microbiome without the need for drugs. The small, device, similar in size to a tampon, is designed for use at home, as needed when needed, based on familiar symptoms. Our company is pre-revenue and in prototyping stages. Cern has been granted utility and design patents along with trademarks. Cern has also received supportive 3rd part assessment specific to Freedom to Operate.

Reasons to Invest

- We believe the Cern Device™ is the only patented Microbicidal Light device for the treatment of fungal, as well as bacterial vaginosis.
- The global FemTech Market Size accounted for $46.3B in 2021 and is projected to grow an average CAGR of 13.3% from 2020 till 2025 (source).
- Cern has received both utility and design patents along with independent review confirming Freedom to Operate. Our technology and application have been acknowledged by independent science and healthcare experts as what may be a significant break-through for women's health.

Massage Robotics
Massage Robotics | *Just for the feel of it*

Description of Business
Life hurts, so we make massage robots to feel human again. There is a shortage of therapists, a reputation of sexual misconduct, and escalating prices at massage/wellness clinics–and all of these are getting worse. We are the first to create a massage robot enabled by Machine Learning, AI, and Natural Language Processing to address the $110B global massage market. We offer a Robot-as-a-Service (RaaS) monthly subscription for B2B wellness clinics. Robots can work 24/7/365–no vacations, sick days, holidays, benefits, or taxes–to generate significant profits.

Reasons to Invest

- Massage robots are the solution to a shortage of therapists, the problems of sexual misconduct, and the escalating prices at massage and wellness clinics.
- We are good at what we do. For 22 years, the founders have designed hundreds of products for Startups to Fortune 500 companies across the globe. They have launched new products in the areas of automation, aviation, military, medical, industrial, and consumer electronics. Plus, a successful Exit in 2006.

Team
Christian Mackin: Co-founder, Secretary, Treasurer, Director & CEO, LinkedIn
Sean Mackin: Co-Founder & Business Development, LinkedIn

DrySee, Inc.
DrySee, Inc. | *Visibly Better Protection*

Description of Business
DrySee is a waterproof bandage with built-in liquid intrusion technology that alerts the user when water has penetrated their bandage. DrySee owns all of our intellectual property, holds two global patents, and is currently in-market with products. We believe DrySee has produced meaningful innovation that solves real wound care problems.

Reasons to Invest

- We believe DrySee is the world's only patented, waterproof dressing with a liquid indicating perimeter band, and a liquid indicating center pad. This reduces potential for surgical site or wound site infection and contamination.
- DrySee liquid indicating, waterproof, thin film dressing targets the $2.46 billion advanced dressings market (source) and is intended for use in surgery, post-operative care and for home use.
- DrySee could be the bandage of choice in the 10.3 million in-patient, 11.4 million surgery center procedures, plus millions of in-office surgeries each year (source).

Team
Brad Greer: CEO, LinkedIn
Walter G. Mayfield: Chairman of the Board

AllCertified, Inc.
AllCertified, Inc. | *NFT Patent-Pending Digital Autograph Toolkit*
https://www.allcertified.ai/

Description of Business
AllCertified has developed a visionary patent pending digital toolkit, that enables individuals to create, manage and affix digitized autographs to NFTs to guarantee authenticity. This process not only has the potential to increase the worth of an NFT by attaching its creator or a celebrity's autograph to it, but it also certifies an NFT's legitimacy and addresses the problem of fraudulent transactions. The company is spearheaded by a seasoned group of NFT gurus and fintech programmers with more than 60 years of combined experience. AllCertified is pre-revenue. Only now, having filed in May its IP patent-protection documents covering 156 countries, will business development, sales and marketing action steps begin.

Reasons to Invest

- Patent-pending technology allows AllCertifed to affix a digital, blockchain-authenticated autograph to guarantee an NFT's authenticity.
- The global digital NFT collectible market grew to $41 billion in 2021 (source).
- NFTs are collectibles, and astute fans, collectors, investors and auction houses know from experience that autographed collectibles are worth multiple times more than unsigned pieces (source).

Team
Michael Eckstein: Founder/CEO, Director, President, Secretary, and Treasurer, LinkedIn
Dennis Egen: CTO & Director, LinkedIn

Swiss Precision, Inc.
Swiss Precision, Inc. | *Serving Our Customers to Improve Their Quality of Life*
https://swissprecisionactive.com/

Description of Business
Swiss Precision is an Eco HealthTech apparel brand that blends copper and natural organic fabrics for the medical scrub, uniform, and accessories markets. Our fabrics combine copper's antimicrobial benefits with a design for fit and style, making them lightweight, wash durable, moisture wicking, and odor-free. Our company is currently pre-revenue, but we have been accepted as a vendor to be sold across 50,000 hospitals in the US and we intend to launch our product alongside our campaign launch.

Reasons to Invest

- We believe we have made one of the first new and unique copper + natural, fully patented Eco HealthTech materials
- Targeting the $94 billion medical clothing and accessories market, it is expected to grow to USD 140.64 billion in 2028 at a CAGR of 5.9% in the 2021-2028 period (source)
- Minority-owned and accepted as a vendor to be sold across 50,000 hospitals in the US

Team
Leslie C. Dotson: CEO, CFO, Director, LinkedIn
Rob Steven Williams: President, Secretary, Director, LinkedIn

Avadi Engines
Avadi Engines | *Re-Imagining Power*
https://www.avadiengines.com

Description of Business
Avadi Engines is redefining the internal combustion engine. The Avadi MA-250 is a lightweight, high-performance, and eco-friendly advancement on traditional internal combustion engine technology that the team has spent years designing, prototyping, and testing. Avadi Engines is currently in the prototype stage and pre-revenue.

Reasons to Invest

- Our Avadi MA-250 is approximately half of the weight and double the torque & horsepower of the nearest competing engine, all while burning approximately 30% less fuel. According to internal testing.
- The internal combustion engine market is expected to grow from $55.1 billion in 2020 to $73.8 billion by 2028.*
- Avadi has four fully-issued patents on our engine design in the US, Canada, Singapore, and Taiwan, with more patents pending, including in Australia, Japan, Korea, China and the vast number of countries covered by the PCT (Patent Cooperation Treaty).

Team
Landon Wilkinson: CEO & President – LinkedIn
Michel Arseneau: Chief Technology Officer

Infinity Fuel Cell
Infinity Fuel Cell | *Inventing the Carbon Free Future*
https://infinityfuel.com

Description of Business
Infinity designs, builds, tests and delivers complete electrochemical systems for spacecraft, aircraft, and underwater vehicles. Our mission is to enable the future of a new generation of clean, quiet, high-performance aerospace electrochemical systems and to bring these back to earth to help create a carbon-free green hydrogen economy.

Reasons to Invest

- Two of today's hottest emerging multi-billion-dollar markets, space commerce and green renewable energy, in a single investment.
- The U.S. government committed to advance hydrogen and global recognition that Hydrogen and Hydrogen fuel cells will play a significant role in "Inventing the Carbon-free Future™" by allocating $8BN from a recent Infrastructure Bill.

Team
William F. Smith: President, CEO
Mark Murdoch: Vice President, Operations and Quality – LinkedIn

VeraScore
VeraScore | *Cultivating financial health for the future.*
https://www.myverascore.com

Description of Business
VeraScore™ is a pre-revenue SaaS fintech platform designed to objectively measure a consumer's financial health. Our mission is to easily connect lenders with responsible borrowers, promote financial literacy, and level the playing field for all individuals, including those in traditionally underserved markets.

Reasons to Invest

- VeraScore™ delivers an objective analysis of an individual's financial health in order to minimize risk for lenders and benefit underserved consumers.
- The consumer credit scoring market alone is worth $6 billion annually, while the consumer underwriting market costs more than $140 billion annually. Moreover, banks are increasingly relying less on the use of FICO scores.*
- Spearheaded by an elite team of established executives with over a century of combined experience.

Team
Geff Woodward: Founder, CEO, and Chairman of the BOD – LinkedIn
Trond-Henning Olesen: Co-founder, CTO, and Vice Chairman of the BOD – LinkedIn

Milo Health
Milo Health, *Better | simpler prescription care*
https://milorx.com

Description of Business
Milo allows you to see and control your own prescriptions on your smartphone. Without Milo, your prescriptions reside in the locked, private database of a pharmacy, making price comparison difficult. With Milo's digital prescription wallet, you can see and control your own prescriptions on your smartphone, putting the power back in the hands of the patient. Our company is pre-revenue, and we have a patent application for using an internet-enabled device to receive, hold, and manage a prescription on behalf of a patient.

Reasons to Invest

- Several of our pilot users told us that they saved thousands of dollars in less than a year by using Milo to become empowered shoppers for their own prescription medication.

- Milo is entering an addressable market of $348 Billion.*
- We are here to transform the prescription marketplace from an opaque market to a great customer experience. In 2019, there were 4.38 billion prescriptions filled in the United States. Our goal is for 1% (43.8M) or more of all US prescriptions to move through Milo's app.**

Team
Ameer Youssef: Chief Executive Officer – LinkedIn
Rob Siegel: President – LinkedIn

Lumilly
Lumilly | *Stories for tomorrow's generation, told by today's leaders.*
https://lumilly.com

Description of Business
Lumilly is an ecommerce brand exclusively releasing children's books and animated content curated by athletes, artists, actors, and public figures. By leaning on celebrity partnerships and the in-house creation of merchandise, Lumilly maintains the ability to fast-track the popularity and profitability of its properties. We're currently in-market with plans to expand into an industry where there is opportunity to dramatically grow our company with new products.

Reasons to Invest

- We create some of the most engaging, celebrity-backed kids content. Lumilly uses data-driven tools to hand pick celebrity partners that have a strong following of moms between the ages of 25-40. We then help our celebrity partners create authentic and meaningful content that they feel passionate about.
- We've generated $123K in revenue since November 2021 with the sale of our first two celebrity picture books through the Lumilly website, and in Target stores nationwide. In the trailing 6 months, our books were featured on Ellen, The Drew Barrymore Show, The Kelly Clarkson Show, and more, while future releases include our biggest celebrity partners yet.
- We are expanding into animation – an industry projected to double from $350B in 2020 to $650B by 2030 – with the help of our tenured advisory board, celebrity support, and an award-winning animation studio.

Team
Aaron Naft: Founder – LinkedIn
Chloe Cunagin: Founder – LinkedIn

Sports Gambling Guides
Sports Gambling Guides | *Sports Gambling Social Media and Advertising*
https://sportsgamblingguides.com

Description of Business
Sports Gambling Guides (SGG) is a sports social media & advertising company that delivers sports and sports gambling content to over 17 million avid fans daily. As a licensed sports gambling media entity in all 18 legal U.S. states, we represent a number of today's biggest sportsbooks, including FanDuel and DraftKings, while additionally leveraging our following to advertise for other sports-adjacent brands such as Fanatics.

Reasons to Invest

- Sports Gambling Guides represents an exclusive "content creator" influencer and follower network of over 700 Twitter and Instagram accounts with more than 17 million unique SGG followers.
- The global sports betting industry reached a market size of $203 billion in 2020 and is expected to grow by more than $100 billion by 2025.*
- SGG benefits from having a young staff that is steeped in social media and online sports culture. We believe we are the perfect team to address current sports media trends.

Team
Troy Paul: President & Co-Founder – LinkedIn
Mark Paul: CEO & Co-Founder – LinkedIn

Sound Legends
Sound Legends | *Built for Independent Artists Worldwide*
https://soundlegends.com

Description of Business
Sound Legends is a global media company providing musicians with what we believe to be the largest suite of tools available for them to be able to copyright, license, and distribute their music. Currently available in 195 countries, we're focused on the global markets while others are focused on domestic markets, we believe we are filling a void in the global music marketplace.

Reasons to Invest

- We help independent artists distribute their music across 300+ digital distribution platforms across 195+ countries. We also provide a unique NFT marketplace for even more monetization opportunities.
- Streaming continues to propel the music industry beyond other media and there's no signs of a slow down (source). With that, we believe that both Sound Legends and SL NFT Market are positioned to take a significant share in this unrelenting market space.
- With the launch of our main platform, we've also launched our NFT Marketplace – which is surpassing 1,500 new users.

Team
Alex Malagon: CEO/Founder – LinkedIn
Josh Orlinsky: CFO – LinkedIn

Set Jet
Set Jet | *Ready? Set, Jet!*
https://setjet.com

Description of Business
Set Jet is a Membership based private jet charter program, available exclusively for its security pre-screened and approved Members. Set Jet's revolutionary new approach to private jet air travel is here at a time when the private jet industry is soaring – and we believe we are coming in with a first mover advantage. In just over two years, Set Jet has executed over 4,000 flights and has grown its membership to over 5,200 members, with over 200% growth in memberships just last year!

Reasons to Invest

- We feel that Set Jet provides the most luxurious form of air travel in the industry at a reasonable price.
- Private Jet travel is experiencing growth. In Fact, comparing a recent 4-week timeframe, U.S. private jet travel was up 27% over last year.
- Our initial market has strongly demonstrated that our model is a market fit, and we are now ready to scale to other markets and regions.

Team
Thomas P Smith: CEO, President and Director – LinkedIn
William R Smith III (Trey): COO, Secretary and Director – LinkedIn

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